Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2016

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2016 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2017 Outlook	10
5.	Fiscal Year 2016 Financial Results	11
6.	Liquidity and Capital Resources	15
7.	Financial Instruments and Related Risks	18
8.	Off-Balance Sheet Arrangements	20
9.	Transactions with Related Parties	20
10.	Alternative Performance (Non-IFRS) Measures	21
11.	Critical Accounting Policies and Estimates	25
12.	Changes in Accounting Standards	26
13.	Other MD&A Requirements	27
14.	Outstanding Share Data	27
15.	Risks and Uncertainties	27
16.	Disclosure Controls and Procedures	28
17.	Management’s Report on Internal Control over Financial Reporting	28
18.	Changes in Internal Control over Financial Reporting	29
19.	Directors and Officers	29
Forward Looking Statements		30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2016 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2016. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A. This MD&A is prepared as of May 26, 2016 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in July 2014. The Company’s shares are traded on Toronto Stock Exchange.

2.	Fiscal Year 2016 Highlights

  Net income attributable to equity shareholders of $6.3 million, or $0.04 per share, compared to net loss attributable to equity shareholders of $103.1 million, or a loss of $0.60 per share in the prior year;

  Silver, lead and zinc head grades at the Ying Mining District improved by 12%, 12% and 3% to 268 g/t, 3.9% and 0.8%, respectively compared to the prior year;

  G&A costs decreased by 16% to $17.4 million compared to $20.6 million in the prior year;

  All-in sustaining cost per ounce of silver1 , net of by-product credits, decreased 10% to $10.20, compared to $11.33 in the prior year;

  Silver sales of 5.0 million ounces, lead sales of 52.5 million pounds and zinc sales of 17.5 million pounds, down 2%, and up 2% and 10%, respectively, from the prior year;

  Sales of $107.9 million, down 16% from the prior year on a 17% drop in average selling price of silver;

  Gross margin of 33% compared with 43% in the prior year;

  Cash cost per ounce of silver1 , net of by-product credits, of $1.44, compared to $0.22 in the prior year;

  Cash flow from operations of $31.9 million, or $0.19 per share, down 41% compared to $54.1 million, or $0.32 per share in the prior year; and,

  Ended the fiscal year with $62.0 million in cash, cash equivalents and short-term investments compared to $69.5 million in the prior year.

[1] Non-IFRS measure, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2016:

		Year ended March 31, 2016
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	589,766	257,575	847,341
	Ore Milled (tonne)	587,450	256,862	844,312

+	Mining cost per tonne of ore mined ($)	79.93	46.49	69.76
	Cash mining cost per tonne of ore mined ($)	56.90	38.23	51.22
	Non cash mining cost per tonne of ore mined ($)	23.03	8.26	18.54

+	Unit shipping costs($)	4.01	-	2.79

+	Milling cost per tonne of ore milled ($)	14.91	18.30	15.93
	Cash milling cost per tonne of ore milled ($)	12.34	15.79	13.38
	Non cash milling cost per tonne of ore milled ($)	2.57	2.51	2.55

+	Average Production Cost
	Silver ($ per ounce)	7.61	8.80	8.02
	Gold ($ per ounce)	492	699	532
	Lead ($ per pound)	0.42	0.58	0.45
	Zinc ($ per pound)	0.34	0.49	0.36

+	Total production cost per ounce of Silver ($)	4.62	6.66	4.88
+	Total cash cost per ounce of Silver ($)	1.38	1.85	1.44

+	All-in sustaining cost per ounce of Silver ($)	8.60	8.81	10.20
+	All-in cost per ounce of Silver ($)	10.10	18.54	12.74

	Recovery Rates
	Silver (%)	95.0	78.9	90.1
	Lead (%)	95.6	88.2	93.4
	Zinc (%)	54.1	82.9	62.7

	Head Grades
	Silver (gram/tonne)	268	94	216
	Lead (%)	3.9	1.8	3.2
	Zinc (%)	0.8	2.5	1.3

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,395	637	5,032
	Gold (in thousands of ounces)	2.3	0.1	2.4
	Lead (in thousands of pounds)	43,469	9,042	52,511
	Zinc (in thousands of pounds)	5,155	12,302	17,457

Metal Sales
	Silver (in thousands of $)	54,314	6,265	60,579
	Gold (in thousands of $)	1,871	42	1,913
	Lead (in thousands of $)	29,520	5,799	35,319
	Zinc (in thousands of $)	2,806	6,674	9,480
	Other (in thousands of $)	-	649	649
		88,511	19,429	107,940
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.36	9.83	12.04
	Gold ($ per ounce)	799	781	798
	Lead ($ per pound)	0.68	0.64	0.67
	Zinc ($ per pound)	0.54	0.54	0.54

[1]	Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG and HZG.
[2]	GC Silver recovery rate consists of 59.2% from lead concentrates and 19.7% from zinc concentrates.
[2]	GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+	Non-IFRS measures , see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2015:

		Year ended March 31, 2015
		Ying Mining
		District1	BYP	GC	Total

Production Data
Mine Data
	Ore Mined (tonne)	658,729	46,547	204,925	910,201
	Ore Milled (tonne)	646,943	48,844	205,531	901,318

+	Mining cost per tonne of ore mined ($)	64.27	30.55	71.34	64.13
	Cash mining cost per tonne of ore mined ($)	49.92	22.92	43.75	47.15
	Non cash mining cost per tonne of ore mined ($)	14.35	7.63	27.59	16.98

+	Unit shipping costs($)	4.66	-	-	3.37

+	Milling cost per tonne of ore milled ($)	15.83	13.40	29.54	18.82
	Cash milling cost per tonne of ore milled ($)	13.39	12.31	22.44	15.39
	Non cash milling cost per tonne of ore milled ($)	2.44	1.09	7.10	3.43

+	Average Production Cost
	Silver ($ per ounce)	7.69	-	10.76	8.34
	Gold ($ per ounce)	433	564	535	530
	Lead ($ per pound)	0.38	-	0.67	0.43
	Zinc ($ per pound)	0.35	-	0.66	0.40

+	Total production cost per ounce of Silver ($)	3.48		9.64	4.08
+	Total cash cost per ounce of Silver ($)	0.61		(3.32)	0.22

+	Total production cost per ounce of Gold ($)		565		565
+	Total cash cost per ounce of Gold ($)		454		454

+	All-in sustaining cost per ounce of Silver ($)2	8.25	25.81	17.58	11.33
+	All-in cost per ounce of Silver ($)2	13.42	26.29	19.58	16.09

	Recovery Rates
	Silver (%) 3	94.4	-	76.9	90.2
	Gold (%)	-	89.1	-	89.1
	Lead (%)	95.6	-	86.4	93.4
	Zinc (%)	59.7	-	80.7	64.7

	Head Grades
	Silver (gram/tonne)	240		106	208
	Gold (gram/tonne)	-	2.7	-	2.7
	Lead (%)	3.5		1.3	3.0
	Zinc (%)	0.8		2.7	1.2

Concentrate in stock
	Lead concentrate (tonne)	390	-	484	874
	Zinc concentate (tonne)	200	-	549	749

Sales Data
Metal Sales
	Silver (in thousands of ounce)	4,620	-	501	5,121
	Gold (in thousands of ounce)	3.2	2.7	-	5.9
	Lead (in thousands of pound)	46,675	-	4,795	51,470
	Zinc (in thousands of pound)	6,561	-	9,379	15,940
Metal Sales
	Silver (in thousands of $)	68,685	-	5,699	74,384
	Gold (in thousands of $)	2,656	2,775	19	5,450
	Lead (in thousands of $)	33,861	-	3,389	37,250
	Zinc (in thousands of $)	4,435	-	6,536	10,971
	Other(in thousands of $)	-	-	410	410
		109,637	2,775	16,053	128,465
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.87	-	11.37	14.52
	Gold ($ per ounce)	838	1,024	566	921
	Lead ($ per pound)	0.73	-	0.71	0.70
	Zinc ($ per pound)	0.68	-	0.70	0.69

[1]	Ying Mining District includes mines: SGX, TLP, HPG, LM, BCG, and HZG.
[2]	BYP gold ounces converted to silver equivalent us ing a ratio of 50:1 and BYP was placed on care and maintenance during the year.
[3]	Pre-commercial production results at GC mine excluded from this table
GC silver recovery rate consist of 53.6% from lead concentrate and 23.3% from zinc concentrate.
GC's silver sold in zinc concentrate is subjected to higher smelter and refining charges, resulted in lower net silver selling price.
+	Non-IFRS measures , see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the year ended March 31, 2016 (“Fiscal 2016”), on a consolidated basis, the Company mined 847,341 tonnes of ore, down 7% compared to 910,201 tonnes in the year ended March 31, 2015 (“Fiscal 2015”). The decrease in ore mined was mainly due to: i) 10%, or 68,963 tonnes, decrease at the Ying Mining District, mainly caused by the mining production interruption arising from the termination of a mining contractor, ii) no production from the BYP mine, which has been on care and maintenance since August 2014, accounting for a 46,547 tonnes decrease, offset by iii) an additional 52,650 tonnes ore added from GC Mine as fiscal 2016 is the first full year of GC Mine operations. Ore milled had a corresponding decrease of 6% to 844,312 tonnes of ore compared to 901,318 tonnes in Fiscal 2015.

(b)	Mining and Milling Costs

In Fiscal 2016, the consolidated total mining costs and cash mining costs were $69.76 and $51.22 per tonne, an increase of 9% and 9% compared to $64.13 and $47.15 per tonne, respectively, in Fiscal 2015. Higher consolidated per tonne mining costs was mainly due to the increase of cash mining costs at the Ying Mining District, which is discussed further in section 3(f) – operation review below.

The consolidated total milling costs and cash milling costs in Fiscal 2016 were $15.93 and $13.38 per tonne, a decrease of 15% and 13% compared to $18.82 and $15.39 per tonne, respectively, in Fiscal 2015. The decrease in per tonne milling costs is mainly due to an emphasis by management on reducing material and utility consumption.

(c)	Metal Sales

In Fiscal 2016, the Company sold 5.0 million ounces of silver, 2,400 ounces of gold, 52.5 million pounds of lead, and 17.5 million pounds of zinc, compared to 5.1 million ounces of silver, 5,900 ounces of gold, 51.5 million pounds of lead, and 15.9 million pounds of zinc, respectively, in Fiscal 2015. The sales in Fiscal 2016 were affected by the following factors: i) a 6% decrease in ore milled, ii) a 4% and 8% improvement, on consolidated average basis, in silver and lead head grades, respectively; and iii) a significant increase in ending silver-lead and zinc concentrates. In reaction to the low metal prices in Fiscal 2016, the Company intentionally increased its inventory of silver-lead and zinc concentrates at the Ying Mining District by 2,815 and 80 tonnes respectively, ending the fiscal year 2016 with 3,205 tonnes of silver-lead and 280 tonnes of zinc concentrates, respectively, compared to 390 tonnes of silver-lead and 200 tonnes of zinc concentrates as at March 31, 2015. The estimated metals contained in ending concentrate inventories were approximately 0.4 million ounces of silver, 3.7 million pounds of lead and 0.3 million pounds of zinc.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[1]

In Fiscal 2016, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $4.88 and $1.44 compared to $4.08 and $0.22 respectively, in Fiscal 2015. The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to the decline of metal prices impacting by-product sales, partially offset by the increase of head grade.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[2]

In Fiscal 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $10.20 compared to $11.33 in Fiscal 2015. The decrease in all-in sustaining cost is mainly due to: i) a $2.4 million decrease in corporate expenditures; ii) a $10.4 million decrease in sustaining capital expenditures; and iii) offset by the increase of cash cost per ounce of silver, net of by-product credits as discussed at section 3(d) above.

[1,2] Non-IFRS measure, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table below:

Operational results - Ying Mining District
	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Fiscal 2016*	Fiscal 2015
	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Mar-16	31-Mar-15
Ore Mined (tonne)	99,415	152,230	171,014	167,107	112,327	589,766	658,729
Ore Milled (tonne)	99,203	151,035	176,936	160,277	99,478	587,450	646,943
Head Grades
Silver (gram/tonne)	310	287	246	250	268	268	240
Lead (%)	4.0	4.1	3.8	3.6	3.7	3.9	3.5
Zinc (%)	0.9	0.8	0.7	0.8	0.8	0.8	0.8
Recoveries
Silver (%)	95.0	95.4	94.8	94.7	94.8	95.0	94.4
Lead (%)	96.3	96.6	95.0	94.9	95.3	95.6	95.6
Zinc (%)	57.6	50.2	55.1	53.5	52.4	54.1	59.7
Metal Sales
Silver (in thousands of ounce)	857	1,216	1,132	1,190	822	4,395	4,620
Gold (in thousands of ounce)	0.3	0.5	0.7	0.9	0.6	2.3	3.2
Lead (in thousands of pound)	7,379	12,107	11,529	12,454	8,312	43,469	46,675
Zinc (in thousands of pound)	999	1,168	1,459	1,529	875	5,155	6,561
Cash mining cost ($ per tonne )	54.63	55.63	62.15	56.65	53.25	56.90	49.92
Total mining cost ($ per tonne)	83.24	78.91	86.29	75.00	74.84	79.93	64.27
Cash milling cost ($ per tonne )	13.70	11.67	11.55	12.98	16.20	12.34	13.39
Total milling cost ($ per tonne)	17.38	14.15	13.70	15.40	20.09	14.91	15.83
Cash Cost per Ounce of Silver ($)	2.83	0.25	1.88	1.03	1.58	1.38	0.61

All-in sustaining cost per ounce of silver ($)	8.92	6.62	9.88	9.18	6.53	8.60	8.25
*	Annual figures may not add due to rounding

In Q4 Fiscal 2016, the Company mined 99,415 tonnes of ore at the Ying Mining District compared to 112,327 tonnes in Q4 Fiscal 2015. Head grades improved to 310 grams per tonne (“g/t”) for silver, 4.0% for lead and 0.9% for zinc, compared to 268 g/t for silver, 3.7% for lead and 0.8% for zinc in the same quarter last year, benefiting from ongoing dilution and operation improvement in Fiscal 2016. Total and cash mining costs per tonne were $83.24 and $54.63, compared to $74.84 and $53.25 in Q4 Fiscal 2015, respectively. The increase of cash mining costs was mainly due to fixed overhead costs being allocated to reduced ore mined.

In Q4 Fiscal 2016, a total of 99,203 tonnes of ore were milled compared to 99,478 tonnes in Q4 Fiscal 2015. The cash milling cost per tonne was $13.70 in Q4 Fiscal 2016 compared to $16.20 in Q4 Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

In Q4 Fiscal 2016, Ying Mining District sold 0.9 million ounces of silver, 300 ounces of gold, 7.4 million pounds of lead and 1.0 million pounds of zinc, comparable to 0.8 million ounces of silver, 600 ounces of gold, 8.3 million pounds of lead, and 0.9 million pounds of zinc sold in Q4 Fiscal 2015.

In Fiscal 2016, total ore mined at the Ying Mining District was 589,766 tonnes, a decrease of 10% compared to total ore production of 658,729 tonnes in Fiscal 2015. Silver and lead head grades improved by 12% and 12%, respectively, to 268 gram per ton (“g/t”) for silver and 3.9% for lead from 240 g/t for silver and 3.5% for lead in Fiscal 2015. The increase in silver and lead head grade is mainly due to the improvement of mining planning and enhanced dilution control management at all mining stopes.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The decrease of ore mined was mainly due to the production interruption arising from the termination of a mining contractor. In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX mine. The changeover process was slow as negotiation was required, which was not resolved until June 2015. The changeover disruptions impacted not only production, but also resulted in additional costs at the SGX mine during the transition period.

Total and cash mining costs per tonne were $79.93 and $ 56.90 per tonne, respectively, compared to $64.27 and $49.92 per tonne, respectively, in Fiscal 2015. The increase in cash mining costs was mainly due to i) a $1.5 million or $2.50 per tonne increase arising from the mining contractor change-over interruption; ii) a $1.1 million or $1.90 per tonne, increase in mining preparation costs as more underground diamond drilling and preparation tunnelling were conducted in the current period; and iii) lower production output resulting in a higher per unit fixed costs allocation.

In Fiscal 2016, total ore milled at Ying Mining District was 587,450 tonnes, a decrease of 9% compared to 646,943 tonnes in Fiscal 2015. Cash milling costs were $12.34 per tonne compared to $13.39 in Fiscal 2015. The decrease in cash milling costs was mainly due to the decrease in material and utility costs.

In Fiscal 2016, the Ying Mining District sold 4.4 million ounces of silver, 2,300 ounces of gold, 43.5 million pounds of lead, and 5.2 million pounds of zinc, compared to 4.6 million ounces of silver, 3,200 ounces of gold, 46.7 million pounds of lead, and 6.6 million pounds of zinc in Fiscal 2015. The decrease of metal sales is mainly due to i) a 9% decrease in ore milled offset by a 12% increase in both silver and lead head grades, and ii) a significant increase in ending silver-lead and zinc concentrates as previously discussed in section 3(c) – operation review above. The estimated metals contained in ending concentrate inventories were approximately 0.4 million ounces of silver, 3.7 million pounds of lead and 0.3 million pounds of zinc.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was $1.38 compared to $0.61 in the prior year. The increase was mainly due to less by-product credits realized and higher cash mining costs.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District was $8.60 compared to $8.25 in the prior year. The increase was mainly due to higher cash cost per ounce of silver offset by less corporate expenditures and sustaining capital expenditures incurred. All in cost per ounce of silver, net of by-product credits was $10.10 compared to $13.42 in the prior year, and the decrease is mainly due to less investment capital expenditures in the current period.

In Fiscal 2016, approximately 63,398 meters (“m”) of underground diamond drilling and 19,113 m of preparation tunnelling were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 58,268 m of horizontal tunnel, raises and declines were completed and capitalized. Total exploration and development expenditures capitalized at the Ying Mining District in Fiscal 2016 were $18.9 million compared to $30.4 million in Fiscal 2015. The Company also incurred $6.1 million in capital expenditures to construct a transportation tunnel and road at the Ying Mining District in Fiscal 2016.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

Fiscal 2016 is the first full production year for the GC Mine since its commercial production commenced on July 1, 2014. Trial mining operation results in the quarter ended June 30, 2014 have been excluded from the operational results discussed and revenue realized from metal sales during the commissioning period was offset against costs capitalized.

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Production results - GC Mine	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Fiscal 2016*	Fiscal 2015
	31-Mar-16	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Mar-16	31-Mar-15
Ore Mined (tonne)	50,014	71,288	69,546	66,727	46,111	257,575	204,925
Ore Milled (tonne)	50,124	71,593	68,465	66,679	46,100	256,862	205,531
Head Grades
Silver (gram/tonne)	92	97	94	93	107	94	106
Lead (%)	2.0	1.9	1.6	1.7	1.2	1.8	1.3
Zinc (%)	2.7	2.6	2.4	2.5	2.6	2.5	2.7
Recovery Rates
Silver (%)	79.1	80.2	77.0	79.3	76.1	78.9	76.9
Lead (%)	84.9	88.3	89.5	89.7	84.9	88.2	86.4
Zinc (%)	82.6	81.2	82.7	85.1	80.0	82.9	80.7
Metal Sales
Silver (in thousands of ounce)	118	210	128	181	99	637	501
Lead (in thousands of pound)	1,970	3,021	1,632	2,420	867	9,042	4,795
Zinc (in thousands of pound)	2,576	3,525	3,172	3,029	1,668	12,302	9,379
Cash mining cost ($ per tonne)	26.24	38.22	36.49	48.74	86.35	38.23	43.75
Total mining cost ($ per tonne)	34.76	46.52	44.68	56.83	132.41	46.49	71.34
Cash milling cost ($ per tonne)	16.99	15.16	15.81	15.52	42.70	15.79	22.44
Total milling cost ($ per tonne)	20.67	17.30	18.05	17.83	58.58	18.30	29.54
Cash Cost per Ounce of Silver ($)	(2.24)	4.62	(1.69)	3.80	(4.81)	1.85	(3.32)

All-in sustaining cost per ounce of silver ($)	1.19	9.80	13.73	9.13	51.06	8.81	17.58
*	Annual figures may not add due to rounding

In Q4 Fiscal 2016, the Company mined 50,014 tonnes of ore at the GC Mine compared to 46,111 tonnes in Q4 Fiscal 2015. Head grades were 92 g/t for silver, 2.0% for lead and 2.7% for zinc, compared to 107 g/t for silver, 1.2% for lead and 2.6% for zinc in the same quarter last year. The total mining cost and cash mining cost were $34.76 and $26.24, respectively, compared to $132.41 and $86.35 in Q4 Fiscal 2015. The decrease of cash mining costs was because approximately 61% of the ores were extracted from previously mined stopes for which direct mining costs were paid in prior year and the only cost involved was to ship those ores to the mill.

In Q4 Fiscal 2016, a total of 50,124 tonnes of ore were milled at the GC Mine compared to 46,100 tonnes in Q4 Fiscal 2015. The cash milling cost per tonne was $16.99 in Q4 Fiscal 2016 compared to $42.70 in Q4 Fiscal 2015 and $15.16 in Q3 Fiscal 2016. Compared to Q3 Fiscal 2016, higher per tonne milling cost was mainly due to lower production output resulting in a higher per unit fixed overhead costs allocation. The cash milling cost in the prior year quarter is not comparable as it included various non-recurring adjustments as the GC Mine had only recently started commercial production.

In Q4 Fiscal 2016, the GC Mine sold 0.1 million ounces of silver, 2.0 million pounds of lead and 2.6 million pounds of zinc, compared to 0.1 million ounces of silver, 0.9 million pounds of lead, and 1.7 million pounds of zinc sold in Q4 Fiscal 2015.

Total ore mined at the GC Mine in Fiscal 2016 was 257,575 tonnes, at a total mining cost and cash mining cost of $46.49 and $38.23, compared to 204,925 tonnes mined in Fiscal 2015 at a total mining cost and cash mining cost of $71.34 and $43.75. The decrease in cash mining cost was because in Q4 Fiscal 2016, approximately 61% of ores were extracted from previously mined stopes for which direct mining costs were paid in prior year and the only cost involved was to ship those ores to the mill.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Total ore milled at the GC Mine in Fiscal 2016 was 256,862 at a total milling cost and cash milling cost of $18.30 and $15.79, compared to 205,531 tonnes milled in Fiscal 2015 at a total milling cost and cash milling cost of $29.54 and $22.44, as a result of more ore through put, more efficient operation and cost control at the mill.

The head grades at the GC Mine were 94 g/t for silver, 1.8% for lead, and 2.5% for zinc in Fiscal 2016, compared to 106g/t for silver, 1.3% for lead and 2.7% for zinc in Fiscal 2015.

In Fiscal 2016, approximately 20,556 m underground drilling and 13,570 m of tunnelling were completed and expensed as mining preparation costs. In addition, approximately 1,409 m of horizontal tunnel, raises and declines were completed and capitalized. Total capitalized exploration and development expenditures for the GC Mine was $0.9 million compared to $3.3 million in Fiscal 2015.

(iii)	BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. BYP mine is not viewed as a core asset of the Company and the Company is considering various strategic options for this project.

(iv)	XHP Project

Activities at the XHP project have been suspended since Fiscal 2014 as part of the Company’s cost saving measures. The Company is considering various strategic alternatives for this project.

(v)	Comparison of Fiscal F2016 Results with Fiscal 2016 Guidance

The following table provides a comparison of Fiscal 2016 results to the Fiscal 2016 production guidance provided at the start of Fiscal 2016:

	Ying Mining District		GC Mine		Consolidated
	F2016	Guidance	F2016	Guidance	F2016	Guidance
Ore (tonne)	589,766	680,000	257,575	260,000	847,341	940,000
Head Grades
Silver (gram/tonne)	268	233	94	93
Lead (%)	3.9	3.8	1.8	1.2
Zinc (%)	0.8	1.2	2.5	2.6
Metal Production*
Silver ('000 Oz)	4,717	4,700	598	500	5,315	5,200
Lead ( million pounds)	46.7	53.5	8.7	6.0	55.3	59.5
Zinc (million pound)	5.3	10.3	11.8	11.6	17.1	21.9
Cost
Cash production cost ($/tonne of ore)	73.25	83.28	54.02	53.55
Cash cost ($/ounce of silver)**	1.38	2.32	1.85	(1.65	1.44	1.91
AISC***	8.60	7.46	8.81	9.75	10.20	9.76

*Metal production is estimated based on the actual metals sales adjusted by the estimated metals contained in ending and opening concentrate inventories
**Cash cost is referred to cash cost per ounce of silver, net of by-product credits
***AISC is referred to all in cash cost per ounce of silver, net of by-product credits

On consolidation basis, silver production met the production guidance, while there were 7% and 22% short fall in lead and zinc production mainly due to 10% short fall in ore production offset by the increase of silver and lead head grades.

At the Ying Mining District, silver production met the production guidance as silver head grade increased by 15% to 268 g/t from the guidance of 238 g/t, but there was a 13% and 49% short fall in lead and zinc production, resulting from the 13% short fall in ore production mainly arising from the

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

interruption of a mining contractor termination as discussed earlier. Per tonne cash production cost and cash cost per ounce of silver, net of by-product credits, were better than the guidance. All in sustaining cost per ounce of silver, net of by-product credits was 15% higher than the guidance mainly due to less metals sold and less credits from lead and zinc.

At the GC Mine, the Company exceeded the projected silver, lead and zinc production by 20%, 44% and 2%, respectively. Per tonne cash production cost was within reasonable range of the guidance. All in sustaining cost per ounce of silver, net of by-product credits was better than the guidance. Cash cost per ounce of silver, net of by-product credits, was higher than the guidance mainly because the actual metal prices were lower than the projected average prices, resulting in less by-product credits.

4.	Fiscal 2017 Outlook

As announced in our press release dated February 5, 2016, the Company continues to expect production of approximately 860,000 tonnes of ore, yielding 5.1 million ounces of silver, 57 million pounds of lead, and 19.3 million pounds of zinc in FY2017. The consolidated all-in sustaining cost (“AISC”) is forecasted to be $9.67 per ounce of silver after credits from gold, lead, and zinc (see AISC breakdown tables below for further details).

	Ore Processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	610,000	260	4.1	0.8
GC Mine	250,000	109	1.3	3.0

	Silver	Lead	Zinc	Investment	Cash Cost	AISC*
	(Moz)	(Mpounds)	(Mpounds)	(US$M)	(US$/t)	(US$/oz Ag)
Ying Mining District	4.6	50.7	5.3	30.2	74.3	8.13
GC Mine	0.5	6.3	14.0	2.8	47.0	8.86
Consolidated	5.1	57.0	19.3	33.0	66.4	$ 9.67

(*) All-in sustaining cost per ounce of silver is net of credits from gold, lead, and zinc, which are estimated based on the metal prices and foreign exchange rates as at December 31, 2015.

(a)	Ying Mining District, Henan Province, China

In Fiscal 2017, Ying Mining District plans to mine and process 610,000 tonnes of ore averaging 260 g/t silver, 4.1% lead, and 0.8% zinc with expected metal production of 4.6 million ounces of silver, 50.7 million pounds of lead and 5.3 million of zinc. The cash production cost is expected to be $74.3 per tonne of ore. All-in sustaining cash cost per ounce of silver is estimated to be $8.13 per ounce of silver, which includes $17.4 million attributed to sustaining capital expenditures, or $3.76 per ounce of silver.

Capital expenditures in Fiscal 2017 at the Ying Mining District are budgeted at $30.2 million, which includes sustaining capital expenditures of $17.4 million and other capital expenditures of $12.8 million. Sustaining capital expenditures include $2.1 million for tunnel development, $0.7 million of equipment replacement and additions, and $14.6 million in exploration expenditures. Other expected capital expenditures include transportation tunnel and haul road construction of $7.2 million and mining right fees of $5.0 million.

(b)	GC Mine, Guangdong Province, China

In Fiscal 2017, the GC Mine plans to mine and process 250,000 tonnes of ore averaging 109 g/t silver, 1.3% lead and 3.0% zinc with expected metal production of 0.5 million ounces of silver, 6.3 million pounds of lead and 14.0 million pounds of zinc. The cash production cost is expected to be $47.0 per tonne of ore. All in sustaining cash cost at the GC Mine is expected to be $8.86 per ounce of silver, which includes $0.5 million in sustaining capital expenditures, or $1.04 per ounce of silver.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Capital expenditures at the GC Mine are budgeted at $1.0 million, which includes sustaining capital expenditures of $0.5 million for tunnel development and other capital expenditures of $0.5 million to complete the shaft development.

(c)	Consolidated AISC

Consolidated all-in sustaining cost is estimated to be $9.67 per ounce of silver and the detailed breakdown is as follows:

Fiscal 2017 AISC Guidance		Ying Mining		Corporate
		District	GC	and other	Total
Total cash cost, net of by-product credits*		$9,238	$1,787	$-	$11,025
Government fees and other taxes*		5,569	549	44	6,162
Reclamation accretion*		415	32	42	489
General and administration*		4,960	1,651	7,456	14,067
Sustaining capital*		17,380	536	5	17,921
All-in sustaining costs, net of by-product credits*	A	$37,562	$4,555	$7,547	$49,664
Other investment capital*		12,810	439	-	13,249
All-in costs, net of by-product credits*	B	$50,372	$4,994	$7,547	$62,913
Silver sold (in thousands of ounces)	C	4,622	514	-	5,136
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.13	$8.86	$-	$9.67
All-in cost per ounce of silver, net of by- product credits	B/C	$10.90	$9.72	$-	$12.25

(*) Expressed in thousands of US dollars and estimated based on the metal prices and foreign exchange rates as at December 31, 2015.

5.	Fiscal Year 2016 Financial Results

(a)	Selected Annual Information

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Sales	$107,940	$128,465	$108,400
Gross Profit	36,015	54,718	48,404
Expenses and foreigh exchange	(23,220)	(21,827)	(25,901)
Impairment Charges	-	(130,349)	(68,877)
Other Items	(107)	1,685	(2,116)
Net income (loss)	9,939	(108,740)	(48,356)
Net income (loss) attributable to the equity
holders of the Company	6,336	(103,109)	(41,017)
Basic earnings (loss) per share	0.04	(0.60)	(0.24)
Diluted earnings (loss) per share	0.04	(0.60)	(0.24)
Cash dividend declared	685	2,973	13,155
Cash dividended declared per share (CAD)	0.005	0.020	0.08
Total Assets	372,174	372,446	467,319
Total non-current liabilities	43,348	44,236	22,355

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Financial Results – Fiscal 2016 compared to Fiscal 2015

Net Income in Fiscal 2016 was $9.9 million compared to net loss $108.7 million in Fiscal 2015. In the prior year, the net loss includes non-cash impairment charges of $130.3 million, which reduced the carrying values of the GC mine and XHP project.

Net income attributable to the shareholders of the Company in Fiscal 2016 was $6.3 million, or $0.04 per share compared to net loss of $103.1 million, or $0.60 loss per share in Fiscal 2015.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: i) lower metal prices, as the realized selling price for silver, lead and zinc, on consolidated average basic, dropped by 17%, 4% and 22%, respectively; ii) less metals sold mainly because the Company intentionally increased its concentrate inventory in reaction to the low metal prices; and, iii) a 16% decrease in general and administrative spending compared to the prior year.

Sales in Fiscal 2016 were $107.9 million compared to $128.5 million in Fiscal 2015. Silver and gold sales represented $60.6 million and $1.9 million, respectively, while base metals represented $45.4 million of total sales compared to silver, gold and base metals of $74.4 million, $5.5 million, and $48.6 million, respectively, in Fiscal 2015.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2016, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2016	F2015	F2016	F2015	F2016	F2015	F2016	F2015
Net realized selling prices	$12.04	$14.52	$798	$921	$0.67	$0.70	$0.54	$0.69
Add back: Value added taxes	2.05	2.47	-	-	0.11	0.12	0.09	0.12
Add back: Smelter charges and recovery	2.25	2.49	355	332	0.17	0.17	0.41	0.37
SME	$16.34	$19.48	$1,153	$1,253	$0.95	$0.99	$1.04	$1.18
LME	$15.22	$18.15	$1,150	$1,248	$0.80	$0.92	$0.83	$0.99

Cost of sales in Fiscal 2016 was $71.9 million compared to $73.7 million in Fiscal 2015. The cost of sales included $54.5 million (Fiscal 2015 - $53.0 million) cash costs, $17.3 million (Fiscal 2015 - $20.1 million) depreciation, amortization and depletion charges, and a $0.2 million write down of inventories (Fiscal 2015 - $0.7 million). The 2% decrease in cost of sales is mainly due to 7% decrease in ore production.

Gross profit in Fiscal 2016 was 33% compared to 43% in Fiscal 2015. The decrease in overall gross profit margin was due to lower metal prices and increase per ton production costs. Additionally, the inclusion of the 10% gross profit margin from the GC mine reduced the average gross profit margin. Ying Mining District’s gross profit margin was 38% in the current year compared to 48% gross profit margin in Fiscal 2015.

General and administrative expenses in Fiscal 2016 were $17.4 million, a decrease of 16% compared to $20.6 million in Fiscal 2015. The decrease was primarily a result of the Company’s cost reduction initiatives in responses to the lower metal price environment. Main reductions were made in labour headcount, discretionary overhead spending, and professional services. Significant items included in general and administrative expenses in Fiscal 2016 are as follows:

(i)	Amortization expenses of $1.6 million (Fiscal 2015 - $2.2 million);

(ii)	Office and administrative expenses of $6.5 million (Fiscal 2014 - $7.5 million);

(iii)	Salaries and benefits of $7.1 million (Fiscal 2015 - $7.9 million);

(iv)	Stock based compensation expense of $0.9 million (Fiscal 2015 - $1.2 million); and

(v)	Professional fees of $1.4 million (Fiscal 2015 - $1.8 million).

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Government fees and other taxes in Fiscal 2016 were $5.8 million (Fiscal 2015 - $5.9 million). Government fees included mineral resource compensation fees and environmental protection fees paid to the state and local Chinese governments. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government. Although government fees and other taxes vary year over year, they normally range from 4% to 5% of the total sales.

Foreign exchange loss in Fiscal 2016 was $46 compared to foreign exchange gain of $4.7 million in Fiscal 2015. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Fiscal 2016 was $100 compared to a gain of $6 in the prior year. The gain or loss was related to the disposal of obsolete equipment.

Loss on disposal of a subsidiary in Fiscal 2016 was $460 compared to $nil in the prior year. In November 2015, Songxian Gold Mining Co.,Ltd., a 77.5% indirect owned subsidiary of the Company, disposed of its 51% equity interest in Rongtai Mining Co., Ltd (“Rongtai”) for $11 (RMB ¥70), resulting in a loss of $460. Rongtai did not hold any significant assets other than its working capital and certain equipment.

Share of loss in an associate in Fiscal 2016 was $50 (Fiscal 2015 – gain of $235), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net income or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment of mineral rights and properties, plant and equipment, before tax, in Fiscal 2016 was $nil (Fiscal 2015 - $130.3 million).

Loss on investments in Fiscal 2016 was $nil compared to $15 in Fiscal 2015. The Company will from time-to-time acquire, on the open market or by participating in private placements, equity interests in other publicly-traded mining companies. Any warrants acquired are accounted for as “Fair value through profit and loss” (“FVTPL”) and changes in the fair value of the warrants is included in loss on investments. The Company did not hold any warrants during the year ended March 31, 2016.

Finance income in Fiscal 2016 was $1.4 million compared to $0.8 million in the prior year. The Company invests in short-term investments which include term deposit and bonds.

Finance costs in Fiscal 2016 were $1,084 compared to $468 in the prior year. The finance costs include $537 interest expenses (Fiscal 2015 - $nil) and $547 related to the unwinding of discount of environmental rehabilitations provision and the interest on SGX mine right fee (Fiscal 2015 -$468).

Income tax expenses in Fiscal 2016 were $2.7 million, compared to $13.0 million in Fiscal 2015. The income tax expense recorded in Fiscal 2016 included current income tax recoveries of $16 (Fiscal 2015 –expense of $8.0 million) and deferred income tax expenses of $2.8 million (Fiscal 2015 – $5.0 million). Current income taxes decreased due to lower taxable income.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31,2016	Dec 31,2015	Sep 30,2015	Jun 30,2015
Sales	$19,426	$29,081	$27,213	$32,220
Gross Profit	$6,193	$9,538	8,828	11,456
Expenses and foreigh exchange	(7,189)	3,981	(4,770)	(7,280)
Other Items	(219)	(189)	451	(151)
Net (loss) income	(727)	3,916	2,979	3,771
Net (loss) income, attributable to the
shareholders of the Company	(1,520)	3,326	2,234	2,296
Basic (loss) earnings per share	(0.01)	0.02	0.01	0.01
Diluted (loss) earnings per share	(0.01)	0.02	0.01	0.01
Cash dividend declared	-	-	-	685
Cash dividended declared per share (CAD)	-	-	-	0.005

	Mar 31,2015	Dec 31, 2014	Sep 30,2014	Jun 30, 2014
Sales	$20,269	$40,247	$37,333	$30,616
Gross Profit	5,223	15,403	18,894	15,653
Expenses and foreigh exchange	(2,223)	(6,229)	(5,901)	(7,474)
Impairment charges	(130,349)	-	-	-
Other Items	(92)	256	1,196	141
Net Income (Loss)	(130,070)	7,080	9,614	4,635
Net income (Loss), attributable to the
shareholders of the Company	(118,549)	5,468	7,228	2,744
Basic earnings (loss) per share	(0.69)	0.03	0.04	0.02
Diluted earnings (loss) per share	(0.69)	0.03	0.04	0.02
Cash dividend declared	674	736	763	800
Cash dividended declared per share (CAD)	0.005	0.005	0.005	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(d)	Financial Results – Three months ended March 31, 2016 (“Q4 Fiscal 2016”)

Net loss in Q4 Fiscal 2016 was $0.7 million compared to $130.1 million in the three months ended March 31, 2015 (“Q4 Fiscal 2015”). No impairment charges were recorded in the current quarter while a total of $130.3 million impairment charges were recorded against the carrying value of mineral rights and properties, plant at GC Mine and XHP project in Q4 Fiscal 2015.

Net loss attributable to equity holders of the Company in Q4 Fiscal 2016 was $1.5 million, or $0.01 per share compared to $118.5 million, or $0.69 per share in Q4 Fiscal 2015.

The loss incurred in the current quarter was mainly due to: i) a 14% decrease in the realized price for silver, from $13.26 in Q4 Fiscal 2015 to $11.45 in Q4 Fiscal 2016, and ii) a 6% decrease in ore production; iii) a $2.2 million foreign exchange loss recorded in Q4 Fiscal 2016 compared to a gain of $3.3 million in the prior year quarter.

Sales in Q4 Fiscal 2016 were $19.4 million compared to $20.3 million in the same quarter last year. As usual in the fourth quarter of the fiscal year, the Company’s China operations were closed for approximate a month as a result of the Chinese New Year Holiday.

Cost of sales in Q4 Fiscal 2016 was $13.2 million compared to $15.0 million in Q4 Fiscal 2015. The cost of sales included $10.2 million (Q4 Fiscal 2015 - $8.2 million) cash costs, $2.8 million (Q4 Fiscal 2015 -$5.8 million) depreciation, amortization and depletion charges, and $0.2 million write down of inventories (Q4 Fiscal 2015 - $0.7 million). The decrease in cost of sales is mainly due to 6% decrease in

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

ore production.

Gross profit in Q4 Fiscal 2016 improved to 32%, compared to 26% in Q4 Fiscal 2015.

General and administrative expenses in Q4 Fiscal 2016 were $4.0 million, a decrease of 8% compared to $4.4 million in Q4 Fiscal 2015. The decrease was primarily a result of the Company’s cost reduction initiatives in responses to the lower metal price environment. Main reductions were made in labour headcount, discretionary overhead spending, and professional services.

Government fees and other taxes in Q4 Fiscal 2016 were $1.0 million (Q4 Fiscal 2015 - $1.1 million).

Foreign exchange loss in Q4 Fiscal 2016 was $2.2 million compared to foreign exchange gain of $3.3 million in Q4 Fiscal 2015. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q4 Fiscal 2016 was $20 compared to $112 in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Q4 Fiscal 2016 was $216 (Q4 Fiscal 2015 – gain of $225), representing the Company’s equity pickup in New Pacific.

Impairment of mineral rights and properties, plant and equipment, before tax, was $nil in Q4 Fiscal 2016 while a total of impairment loss, before tax, of $130.3 million were recorded in Q4 Fiscal 2015.

Income tax recoveries in Q4 Fiscal 2016 were $0.5 million, compared to income tax expenses of $2.8 million in the same period last year. The income tax recoveries recorded in Q4 Fiscal 2016 included current income tax recoveries of $0.8 million (Q4 Fiscal 2015 – expenses of $0.5 million) and deferred income taxes expenses of $0.3 million (Q4 Fiscal 2015 – expenses of $2.2 million).

6.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2016 were 62.0 million (March 31, 2015 - $69.5 million).

Working capital as at March 31, 2016 was $35.2 million (March 31, 2015 - $47.8 million).

Cash flows provided by operating activities were $4.3 million or $0.03 per share in Q4 Fiscal 2016 compared to $4.8 million or $0.03 per share in Q4 Fiscal 2015. For the year ended March 31, 2016, cash flow provided by operating activities were $31.9 million or $0.19 per share compared to $54.1 million or $0.32 per share in prior year.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metals sold and lower metal prices compared to the prior year.

Cash flows used in investing activities were $33.5 million in Q4 Fiscal 2016, comprising mainly of payment of mineral right fee of $2.0 million for the HPG mine, capital expenditures of $15.0 million, an increase in the reclamation deposit of $0.3 million and the net purchase of short-term investment of $16.3 million offset by proceeds on disposal of plant and equipment of $0.06 million. For Q4 Fiscal 2015, cash used in investing activities were $20.0 million, comprising mainly of cash used in capital expenditure of $14.1 million, reclamation deposit of $0.8 million and net purchase of short-term investments of $5.5 million offset by proceeds on disposal on plant and equipment of $0.4 million.

For the year ended March 31, 2016, cash flow used in investing activities were $47.1 million, comprising mainly of capital expenditures of $30.5 million, payment of mineral right fee of $2.0 million for the HPG mine and the mineral right fee instalment of $4.3 million for the SGX mine, increase in the reclamation deposits of $0.3 million and net purchase of short-term investments of $10.8 million offset by proceeds on disposal of plant and equipment and other investments of $0.3 million and $0.4 million, respectively. In Fiscal 2015, cash flows used in investing activities were $44.3 million comprising mainly of capital expenditures of $42.5 million, payment of the mineral right fee instalment of $3.6 million for the SGX

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

mine, and reclamation deposits of $0.8 million offset by proceeds on disposal of plant and equipment of $0.4 million and net redemptions of short-term investments of $2.2 million.

Cash flows provided by financing activities were $5.3 million in Q4 Fiscal 2016, comprising mainly of $1.6 million of repayment received from related party and $4.6 million proceeds from bank loan offset by $0.9 million of common shares buy-back. For Q4 Fiscal 2015, cash used in financing activities were $0.7 million, which was the dividend paid to equity shareholders of the Company.

For the year ended March 31, 2016, cash flows used in financing activities were $0.9 million, comprising mainly of $4.6 million cash proceeds from bank loan offset by $1.3 million dividends distributed to shareholders of the Company, $1.7 million distributions to non-controlling interests, and $2.6 million of common shares buy-back. In Fiscal 2015, cash flow used in financing activities was $6.2 million, comprising of $3.0 million dividends to shareholders of the Company and $3.2 million distribution to non-controlling interests.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$4,598	$878	$3,187	$533
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2016, the Company has two office rental agreements totaling $4,598 for the next seven years and commitments of $6,418 related to the GC property. During the year ended March 31, 2016, the Company incurred rental expenses of $620 (year ended March 31, 2015 - $983), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects. During the year ended March 31, 2016, the mining permit of the Company's LM mine (a part of the Ying Mining District) expired. The Company has submitted an application to combine the mining permits of LM and TLP mine into one new mining permit and the application has been acknowledged by the Bureau of Land and Resources of Henan Province, China. The estimated mine right fee for the new TLP-LM mining permit is approximately $1.4 million (RMB 8.7 million). In the opinion of management, the operations at LM mine would not be affected or penalized before the issuance of the new permit.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”).
  The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)
  in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. The Company believes that there is no merit to the allegations set out in these lawsuits and has retained McCarthy Tétrault LLP as its defense counsel and intends to pursue a vigorous defense. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. Mr. Mask has since filed an appeal with the Court of Appeal for Ontario. No provision has been established for these claims.

  On August 19, 2014 an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). To date, the Company has been unsuccessful in its attempts to have the case dismissed. The case is currently scheduled for a 40-day jury trial, commencing January 2017. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interests related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial positions of the Company. Henan Found did not make the payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in the prior year.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interests related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold has fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). This case is currently in trial. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at March 31, 2016 and March 31, 2015 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Common shares of publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of March 31, 2016 and March 31, 2015, respectively.

There were no transfers into or out of level 3 during 2016 and 2015.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2016			March 31, 2015
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$3,970	$5,796	$-	$9,766	$14,038
Bank loan	4,657	-	-	4,657	-
Accounts payable and accrued liabilities	27,457	-	-	27,457	21,768
	$36,084	$5,796	$-	$41,880	$36,480

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	March 31, 2016	March 31, 2015
Financial assets denominated in U.S. Dollars	$24,968	$20,838
Financial assets denominated in Chinese RMB	$35,521	$44,133

As at March 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.1 million.

As at March 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $1.3 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, bank loan and outstanding mine right fee payable. As at March 31, 2016, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

The outstanding mine right fee payable is subject to a floating interest rate based on the prevailing prime interest rate in China. The outstanding bank loan is subject to a fixed interest rate of 4.35%. The Company monitors its exposure to interest rates and does not believe there is significant interest rate risk as the Chinese central bank has maintained stable interest rates to ensure economic stability, with less than 1% fluctuation in base interest rate in the last five years.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2016 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2016 (at March 31, 2015 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2016, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.3 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	March 31, 2016	March 31, 2015
NUX (a)	$13	$15
Henan Non-ferrous Geology Bureau (b)	90	18
	$103	$33

Due to related parties	March 31, 2016	March 31, 2015
Parkside Management Ltd. (d)	$179	$-

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2016, the Company recovered $219 (year ended March 31, 2015 - $243) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2016, Henan Found declared and paid dividends of $1,282 (year ended March 31, 2015 - $2,563) to Henan Geology Bureau.

On December 28, 2015, Henan Found made a short-term loan in the amount of $1,587 (RMB ¥10 million) to Henan Geology Bureau. The loan plus interest of $2 was repaid on January 6, 2016.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c)

For the year ended March 31, 2016, the Company paid $376 (for the year ended March 31, 2015 - $381) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(d)

For the year ended March 31, 2016, the Company paid $740 (year ended March 31, 2015 - $140) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the year ended March 31, 2016, total rents were $252 (year ended March 31, 2015 - $252).

(f)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. For the year ended March 31, 2016, Henan Huawei paid dividends of $379 (year ended March 31, 2015 - $651) to Henan Xinhui.

Transactions with related parties are made terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2016 and 2015 were as follows:

	Years Ended March 31,
	2016	2015
Directors' fees	$177	$210
Salaries for key management personnel	1,419	1,778
Share-based compensation	1,142	578
	$2,738	$2,566

Salaries of key management personnel include consulting and management fees disclosed in note 9 (c) -(d). Share-based compensation expenses were measured at grant date fair value.

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2016 and 2015:

(a)	Cash and Total Cost per Ounce

Cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the year ended March 31, 2016 and 2015:

Year ended March 31, 2016
			Ying Mining
			District	GC	Total
Cost of sales		A	$54,517	$17,408	$71,925
Amortization and depletion			(14,235)	(3,065)	(17,300)
Total cash cost		B	40,282	14,343	54,625
By-product sales	By-product per ounce of silver
Lead	(7.02)		(29,520)	(5,799)	(35,319)
Zinc	(1.88)		(2,806)	(6,674)	(9,480)
Gold	(0.38)		(1,871)	(42)	(1,913)
Other	(0.13)		-	(649)	(649)
Total by-product sales		C	(34,197)	(13,164)	(47,361)
Silver ounces sold ('000s)		D	4,395	637	5,032
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.62	$6.66	$4.88
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$1.38	$1.85	$1.44
Total production cost per ounce of silver, before by-product credits		A/D	$12.40	$27.33	$14.29
Total cash cost per ounce of silver, before by-product credits		B/D	$9.17	$22.52	$10.86

Year ended March 31, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$57,035	$15,182	$72,217
Amortization and depletion			(13,283)	(6,492)	(19,775)
Total cash cost		B	43,752	8,690	52,442
By-product sales	By-product per ounce of silver
Lead	(7.27)		(33,861)	(3,389)	(37,250)
Zinc	(2.14)		(4,435)	(6,536)	(10,971)
Gold	(0.52)		(2,656)	(19)	(2,675)
Other	(0.08)		-	(410)	(410)
Total by-product sales		C	(40,952)	(10,354)	(51,306)
Silver ounces sold ('000s)		D	4,620	501	5,121
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$3.48	$9.64	$4.08
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.61	$(3.32)	$0.22
Total production cost per ounce of silver, before by-product credits		A/D	$12.35	$30.30	$14.10
Total cash cost per ounce of silver, before by-product credits		B/D	$9.47	$17.35	$10.24

There is no production at the BYP mine in Fiscal 2016, and the reconciliation of cash and total cost per ounce of gold at BYP for the prior year periods are as follows:

BYP Mine
		Year ended March 31,
		2016	2015
Cost of sales	A	$-	$1,530
Amortization and depletion		-	(300)
Total cash cost	B	-	1,230
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	-	2.7
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$-	$565
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$-	$454
Total production cost per ounce of gold, before by-product credits	A/D	$-	$565
Total cash cost per ounce of gold, before by-product credits	B/D	$-	$454

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the year ended March 31, 2016 and 2015:

		Ying Mining			Developing
Year ended March 31,2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$54,517	$-	$17,408	$-	$-	$71,925
Depreciation, amortization and depletion		(14,235)	-	(3,065)	-	-	(17,300)
By-products credits		(34,197)	-	(13,164)	-	-	(47,361)
Total cash cost, net of by-product credits		6,085	-	1,179	-	-	7,264
General & administrative		6,572	973	2,183	424	7,242	17,394
Amorization included in general & adminnistrative		(654)	(456)	(263)	-	(253)	(1,626)
One-time adjustment		-	-	-	-	(322)	(322)
Government fees and other taxes		4,939	1	809	6	25	5,780
Reclamation accretion		413	37	32	65	-	547
Sustaining capital		20,445	151	1,672	-	7	22,275
All-in sustaining cost, net of by-product credits	A	$37,800	$706	$5,612	$495	$6,699	$51,312
Investment capital		6,586	-	6,199	-	-	12,785
All-in cost, net of by-product credits	B	$44,386	$706	$11,811	$495	$6,699	$64,097

Ounces of silver sold	C	4,395	-	637	-	-	5,032
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$8.60	$-	$8.81	$-	$-	$10.20
All-in cost per ounce of silver, net of by-product credits	B/C	$10.10	$-	$18.54	$-	$-	$12.74

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Year ended March 31, 2015		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$57,035	$1,530	$15,182	$-	$-	$73,747
Depreciation, amortization and depletion		(13,283)	(300)	(6,492)	-	-	(20,075)
By-products credits		(40,952)	-	(10,354)			(51,306)
Total cash cost, net of by-product credits		2,800	1,230	(1,664)	-	-	2,366
General & administrative		7,390	1,600	2,500	438	8,675	20,603
Amorization included in general & adminnistrative		(637)	(364)	(720)	(108)	(372)	(2,201)
Government fees and other taxes		5,345	34	440	101	25	5,945
Reclamation accretion		99	24	17	7	-	147
Sustaining capital		23,101	986	8,237	155	207	32,686
All-in sustaining cost, net of by-product credits	A	$38,098	$3,510	$8,810	$593	$8,535	$59,546
Investment capital		23,913	66	998	22	-	24,999
All-in cost, net of by-product credits	B	$62,011	$3,576	$9,808	$615	$8,535	$84,545
Ounces of silver sold[1]	C	4,620	136	501	-	-	5,257
All-in sustaining cost per ounce of silver, net of by- product credits	A/C	$8.25	$25.81	$17.58	$-	$-	$11.33
All-in cost per ounce of silver, net of by-product credits	B/C	$13.42	$26.29	$19.58	$-	$-	$16.09

1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(c)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the year ended March 31, 2016 and 2015:

Average Production Cost		Year ended March 31, 2016				(in 000's)
Cash costs						54,466
Depreciation, amortization and depletion						17,300
Write down of inventories						159
Cost of sales						71,925
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	60,579	1,913	35,319	9,480	649	107,940
Ratio of metals sold	56%	2%	33%	9%	1%	100%
Cost of sales allocated to metals	40,366	1,275	23,535	6,317	432	71,925
Metals produced ('000s)	5,032	2.4	52,511	17,457	46,932
Average production cost ($/unit)	$8.02	$532	$0.45	$0.36	$0.01

Average Production Cost		Year ended March 31, 2015				(in 000's)
Cash costs						52,979
Depreciation, amortization and depletion						20,075
Write down of inventories						693
Cost of sales						73,747
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	74,384	5,450	37,250	10,971	410	128,465
Ratio of metals sold	58%	4%	29%	9%	0%	100%
Cost of sales allocated to metals	42,701	3,129	21,384	6,298	235	73,747
Metals produced ('000s)	5,121	5.9	51,470	15,940	21,412
Average production cost ($/unit)	$8.34	$530	$0.43	$0.40	$0.01

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Production Costs per Tonne

Year ended March 31, 2016	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$43,404	847,341	$51.22
Non-cash mining costs	15,711	847,341	18.54
Shipping costs	2,366	847,341	2.79
Cash milling costs	11,301	844,312	13.38
Non-cash milling costs	2,153	844,312	2.55
Total	$74,935		$88.48
Add: stockpile and concentrate inventory - Beginning	3,025
Less: stockpile and concentrate inventory - Ending	(5,733)
Adjustment for foreign exchange movement	(302)
Cost of sales	$71,925

Year ended March 31, 2015	Total costs	Tonnage of ore	Per tonne costs
	('000 US$)	(tonne)	(USD/tonne)
Cash mining costs	$42,918	910,201	$47.15
Non-cash mining costs	15,459	910,201	16.98
Shipping costs	3,069	910,201	3.37
Cash milling costs	13,875	901,318	15.39
Non-cash milling costs	3,090	901,318	3.43
Total	$78,411		$86.33
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(3,025)
Adjustment for foreign exchange movement	(2,748)
Cost of sales	$73,747

11.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the consolidated financial statements as of and ended March 31, 2016.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-	Future cash costs of production, capital expenditure and rehabilitation obligations.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

12.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2016.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 166,982,606 common shares with a recorded value of $231.2 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
173,000	9.20	4/Jun/16
202,500	7.27	24/Nov/16
343,500	6.69	5/Mar/17
191,000	6.53	17/Jun/17
245,500	5.35	8/Aug/17
248,500	5.40	3/Dec/17
243,500	3.91	7/Mar/18
247,500	3.25	2/Jun/18
340,500	3.41	12/Sep/18
245,500	2.98	21/Jan/19
533,500	1.75	29/May/19
348,650	1.76	14/Oct/19
1,690,000	1.43	2/Jun/20
3,795,250	0.66	30/Dec/18
8,848,400

15.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2016. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

16.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2016, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

17.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

evaluate the effectiveness of internal controls in fiscal year 2016. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2016 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by COSO.

18.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

19.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Alex Zhang, Vice President, Exploration

Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2016
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 30